Exhibit 99.4

Consent of Director Nominee

Delphi Automotive PLC is filing a Registration Statement on Form S-1 (File No. 333-174493) (as amended from time to time, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of its ordinary shares. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Delphi Automotive PLC in the Registration Statement. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Mark P. Frissora
Name:	Mark P. Frissora

Date:	October 27, 2011